UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025.

Commission File Number 001-42502

Plutus Financial Group Limited

(Translation of registrant’s name into English)

8/F, 80 Gloucester Road

Wan Chai, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F               ☐ Form 40-F

Entry into a Merger Agreement

On July 9, 2025, Plutus Financial Group Limited, a Cayman Islands exempted company with limited liability (“Plutus”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and between Plutus and Choco Up Group Holdings Limited, a Cayman Islands exempted company with limited liability (the “Choco Up”).

Choco Up is a Singapore-headquartered fintech company specializing in revenue-based and growth capital financing. Choco Up offers financing options for businesses at various stages, from start-ups to established and public companies with the major market presence in Singapore, Hong Kong, Australia and Malaysia.

The Merger

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other agreements and transactions contemplated by the Merger Agreement, the “Transactions”), and in accordance with the Cayman Companies Act, as amended:

The Merger. Plutus will incorporate a wholly owned subsidiary in the Cayman Islands, named “Coders Merger Sub Limited” (“Merger Sub”). Merger Sub will merge with and into Choco Up, the separate corporate existence of Merger Sub will cease, and Choco Up will be the surviving corporation and a wholly-owned subsidiary of Plutus (the “Merger”).

Merger Consideration. Upon consummation of the Merger (the “Closing”), among other things, Plutus will acquire all outstanding equity interests in Choco Up in exchange for a mixture of newly issued Class A ordinary shares of Plutus (the “New Class A Shares”) and newly issued Class B ordinary shares of Plutus (the “New Class B Shares,” and the New Class B Shares together with the New Class A Shares, the “New Ordinary Shares”) in a transaction exempt from the registration requirements under the Securities Act of 1933.

The Merger values Plutus at an equity value at US$30,700,000 on a fully-diluted basis, and values Choco Up at an equity value at US$85,000,000 on a fully-diluted basis. [Upon the effective time of the Merger (the “Effective Time”), all of the issued and outstanding equity of Choco Up will be exchange for 37,043,500 of the Class A Ordinary Shares and 5,456,500 Class B Ordinary Shares] (the “Merger Consideration”).  [Choco Up to confirm the description of Merger Consideration]

Change of Name. Upon the Effective Time, Plutus will be renamed “Choco Up International Holdings Limited”.

The board of directors of Plutus has unanimously (i) approved and declared advisable the Merger Agreement, the Merger and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related matters by the shareholders of Plutus.

Redesignation and Cancellation of Shares;

On the Closing Date, immediately before the Effective Time, Plutus shall cause its memorandum and articles of association to be amended and restated in such form as shall be mutually agreed upon between Choco Up and Plutus (the “Plutus A&R MAA”). The Plutus A&R MAA shall include the redesignation of the current Plutus Ordinary Shares (as defined below) as follows:

(i) (x) effective immediately prior to the Effective Time, 1,818,833 issued and outstanding ordinary shares of Plutus, par value US$0.0001 each (the “Plutus Ordinary Shares”), owned by Radiant Global Ventures Limited shall be re-designated as 1,818,833 issued and outstanding New Class B Shares; (y) 33,181,167 authorized but unissued Plutus Ordinary Shares shall be re-designated as 33,181,167 authorized but unissued New Class B Shares; (z) 13,531,167 issued and outstanding Plutus Ordinary Shares shall be re-designated as 13,531,167 issued and outstanding New Class A Shares; (xx) 251,468,833 authorized but unissued Plutus Ordinary Shares shall be re-designated as 251,468,833 authorized but unissued New Class A Shares; and (yy) 3,000,000 authorized but unissued preference shares of Plutus shall be cancelled (the “Re-designation and Cancellation of Shares”).

(ii) subsequent to the Re-designation and Cancellation of Shares, the authorized share capital of Plutus will be changed from US$30,300.00 divided into (x) 300,000,000 Ordinary Shares of Plutus of a nominal of a par value of US$0.0001 each, and (y) 3,000,000 Preference Shares of Plutus of a nominal of a par value of US$0.0001 each to US$30,000.00 divided into (xx) 265,000,000 New Class A Shares of par value US$0.0001 each, and (yy) 35,000,000 New Class B Shares of par value US$0.0001 each.

Conditions to Closing

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Merger and related matters by the respective shareholders of Plutus and Choco Up, (ii) any regulatory approvals as described in the Merger Agreement by Plutus and Choco Up, (iii) no provision of any applicable legal requirement prohibiting, enjoining, restricting or making illegal the consummation of the Merger to be in effect, and no temporary, preliminary or permanent restraining Order enjoining, restricting or making illegal the Merger to be in effect, (iv) approval of the listing application submitted to Nasdaq by Plutus with regard to the New Class A Shares; and (v) no stop order, general suspension or material limitation of trading in the Plutus Ordinary Shares imposed or threatened by the SEC or Nasdaq.

Covenants

The Merger Agreement contains certain covenants and agreements of the parties, including, among others, covenants providing for (i) the parties to conduct their respective businesses in the ordinary course through the Closing, (ii) promptly after signing, the parties to engage with certain investors to enter into Private Investment in Public Equity (“PIPE”) subscription agreements, pursuant to which, among other things, the PIPE investors would agree to subscribe for and purchase from Plutus on the Closing Date securities of Plutus for aggregate cash proceeds no less than US$2,000,000, but in any event not exceeding US$5,000,000,  (iii) Plutus and Choco Up to furnish each other and their respective representatives reasonable access through the Closing to their properties, appropriate officers and employees, books and records, (iv) until the termination of the Merger Agreement or the Closing, neither party to solicit or accept offers or proposals regarding alternative transactions, (v) Choco Up to prepare and deliver to the Plutus its certain audited and unaudited consolidated financial statements, (vi) Plutus to take certain other actions to obtain the requisite approval of the shareholders of Plutus of certain proposals regarding the Merger, (vii) the parties to use reasonable best efforts to consummate the Merger; and (viii) Plutus to adopt and approve an equity incentive plan that creates a total poll of awards of New Class A Shares not exceeding 2,000,000 New Class A Shares immediately after the Closing, for issuance pursuant to equity awards under such plan.

Representations and Warranties

The Merger Agreement contains customary representations and warranties by Plutus and Choco Up. The representations and warranties of Plutus and Choco Up will not survive the Closing.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including (i) by the mutual written consent of Plutus and Choco Up, (ii) by Plutus or Choco Up, if the Closing shall not have occurred on or before December 31, 2025 subject to exceptions specified in the Merger Agreement, (iii) by Plutus or Choco Up, if a governmental entity shall have issued a final, non-appealable order or taken any other non-appealable action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, (iv) by Plutus or Choco Up, if the other party breaches certain representations, warranties, or covenants, as specified in the Merger Agreement, and that breach is unable to be cured, or is not cured, within thirty (30) days, or (iv) by Plutus or Choco Up, if the requisite shareholder approval of Plutus is not obtained.

A copy of the Merger Agreement is filed with this Current Report on Form 6-K (this “Current Report”) as Exhibit 10.1, and is incorporated herein by reference, and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto.

Certain Related Agreements

Plutus Voting Agreement

On July 9, 2025, in connection with the execution of the Merger Agreement, certain Plutus shareholders entered into the Plutus Voting Agreement with Plutus and Choco Up, pursuant to which, among other things, they pledged to support the Transactions and vote all their shares for the Transactions.

A copy of the Plutus Voting Agreement is filed with this Current Report as Exhibit 10.2, and is incorporated herein by reference.

Lock-up Agreement

In connection with the Transactions, each of the shareholders of Choco Up as of the date of the Merger Agreement is entering into a lock-up agreement with the Company pursuant to which they have agreed not to transfer the shares received in consideration of the Merger for a period of 180 days following the Merger closing.

Disclaimer

The Merger Agreement and the Plutus Voting Agreement referenced have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about Plutus or its affiliates or Choco Up. The representations, warranties, covenants and agreements contained in the Merger Agreement, the Plutus Voting Agreement and the other documents related thereto were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to such agreements, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to such agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and the Plutus Voting Agreement and should not rely on the representations, warranties, covenants and agreements contained therein or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement and the Plutus Voting Agreement, as applicable, which subsequent information may or may not be fully reflected in Plutus’s public disclosures.

On July 9, 2025, Plutus issued a press release (the “Press Release”) announcing the execution of the Merger Agreement. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information mentioned herein, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Plutus under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 6-K will not be deemed an admission as to the materiality of any information contained herein, including Exhibit 99.1.

Additional Information and Where to Find It

In connection with the proposed Merger, Plutus intends to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus. The definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of Plutus as of the record date established for voting on the proposed Merger and will contain important information about the proposed Merger and related matters. Shareholders of Plutus and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents in connection with Plutus’ solicitation of proxies for the meeting of shareholders to be held to approve, among other things, the proposed Merger because they will contain important information about Plutus, Choco Up and the proposed Merger. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other relevant materials in connection with the transaction without charge, once available, at the SEC’s website at www.sec.gov or by accessing Plutus’ website at http://www.plutusfingroup.com./en/index.php.

Participants in the Solicitation

Plutus and its respective directors and executive officers may be deemed participants in the solicitation of proxies from Plutus’s shareholders in connection with the proposed Merger. The Plutus’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of the Plutus as reflected of the Plutus’s most recent 20F as filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to the Plutus’s shareholders in connection with the proposed Merger will be set forth in the proxy statement/prospectus for the proposed Merger when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Merger will be included in the proxy statement/prospectus that the Plutus intends to file with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Choco Up and its respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Plutus in connection with the proposed Merger. A list of the names of such directors and executive officers and information regarding their interests in the proposed Merger will be included in the proxy statement/prospectus for the proposed Merger when available.

No Solicitation or Offer

This communication shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Merger, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to any registration or qualification under the securities laws of any such jurisdictions. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation.

Forward-Looking Statements Legend

This communication contains forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements other than statements of historical facts contained in this communication, including statements regarding the expected timing and structure of the Merger, the ability of the parties to complete the Merger, the expected benefits of the Merger, the tax consequences of the Merger, Plutus’ future results of operations and financial position, business strategy and its expectations regarding the application and commercialization of its products. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Plutus and Choco-Up, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: the risk that the Merger and related transactions may not be completed in a timely manner or at all, including the risk that the Merger and related transactions may not close due to one or more closing conditions to the transaction not being satisfied or waived, which may adversely affect the price of Plutus’ securities; the risk that Plutus’ shareholder approval of the Merger is not obtained; the inability to recognize the anticipated benefits of the Merger, which may be affected by, among other things, the failure to receive certain governmental and regulatory approvals (if applicable); the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; changes in general economic conditions, including as a result of the COVID 19 pandemic or the conflicts between Russia and Ukraine and between Israel and Palestine; the outcome of litigation related to or arising out of the Merger (if any), or any adverse developments therein or delays or costs resulting therefrom; the effect of the announcement or pendency of the transactions on Plutus and Choco-Up’s respective business relationships, operating results, and businesses generally; the ability of Plutus to continue to meet Nasdaq’s listing standards following the consummation of the Merger; costs related to the Merger; that the price of Plutus’ securities may be volatile due to a variety of factors, including Plutus and Choco-Up’s inability to implement their respective business plans or meet or exceed their financial projections and changes in the combined capital structure; the ability to implement business plans, forecasts, and other expectations after the completion of the Merger, and identify and realize additional opportunities; and the ability of Choco Up to implement its strategic initiatives.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the proxy statement and certain other documents filed or that may be filed by Plutus from time to time with the SEC following the date hereof. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Plutus assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Plutus does not give any assurance that Plutus or Choco Up will achieve their expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 9, 2025	Plutus Financial Group Limited

	By:	/s/ Ting Kin Cheung
	Name:	Ting Kin Cheung
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibits

10.1*	Agreement and Plan of Merger by and among Plutus Financial Group Limited and Choco Up Group Holdings Limited dated July 9, 2025

10.2	Plutus Voting Agreement, dated July 9, 2025, by and among Plutus, Choco Up and the shareholders named therein

99.1	Press Release, dated July 9, 2025

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2) or 601(a)(5), as applicable. Plutus agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.